Will H. Cai

+852 3758 1210

wcai@cooley.com

October 8, 2019

VIA EDGAR

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	FANGDD NETWORK GROUP LTD (CIK No. 0001750593)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on September 13, 2019

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 23, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 13, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for the initial public filing pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by providing an explanation or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

The Company respectfully advises the Staff that it intends to file an amendment to the Registration Statement on Form F-1 containing the estimated price range and offering size on or about October 23, 2019 and commence roadshow activities thereafter. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Off-Balance Sheet Commitments and Arrangements, page 93

1.

We have reviewed your response to comment 1 and note the additional disclosure provided pursuant to ASC 810-10-50-2A and 810-10-50-4. In your next amendment, please revise your disclosure within your discussion of off-balance sheet commitments and arrangements to provide all the information required by Item 303(a)(4) of Regulation S-K, particular disclosures required by Item 303(a)(4)(A) through Item 303(a)(4)(D). In your response, tell us how you have met all of these disclosure requirements or explain to us why you do not believe they are applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of the Registration Statement as follows:

•

The Company added disclosure on the nature and business purpose of the off-balance sheet arrangements in the first paragraph under the caption “Off-Balance Sheet Commitments and Arrangements” on page 94 to address the requirements under Item 303(a)(4)(A);

•

The Company added disclosure on the importance of the off-balance sheet arrangements to the Company in the third paragraph under the caption “Off-Balance Sheet Commitments and Arrangements” on page 95 to address the requirements under Item 303(a)(4)(B); and

•

The Company disclosed the revenues, cost of revenues and cash flows arising from the off-balance sheet arrangements in the third paragraph under the caption “Off-Balance Sheet Commitments and Arrangements” on page 95 to address the requirements under Item 303(a)(4)(C).

The Company respectfully advises the Staff that it believes that other requirements under Item 303(a)(4) of Regulation S-K are not applicable to it for the following reasons:

•	It did not have any interests retained, securities issued and other indebtedness incurred in connection with off-balance sheet arrangements which are required to be disclosed under Item 303(a)(4)(C).

•

It did not have any other obligations or liabilities arising from off-balance sheet arrangements which are required to be disclosed under Item 303(a)(4)(C) than those that are already disclosed in the Registration Statement.

•

To the Company’s knowledge, there is no event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination, or material reduction in availability of the off-balance sheet arrangements to the Company, of its off-balance sheet arrangement which are required to be disclosed in Item 303(a)(4)(D).

*    *    *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 2293 2366 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.
Huaxin Wen, Financial Director, Fangdd Network Group Ltd.
Charlie Kim, Esq., Cooley LLP
John Fung, Partner, KPMG Huazhen LLP
Joe Cheng, Partner, KPMG Huazhen LLP
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com